Shareholder Rights

     Shares issued by the Funds have no preemptive, conversion or subscription rights. Each whole share is entitled to one vote as to any matter on which it is entitled to vote and each fractional share is entitled to a proportionate fractional vote. Shareholders have equal and exclusive rights as to dividends and distributions as declared by each fund and to the net assets of each fund upon liquidation or dissolution. Each fund votes separately on matters affecting only that fund (e.g., approval of the Investment Management Agreement). Voting rights are not cumulative, so the holders of more than 50% of the shares voting in any election of Trustees or Directors can, if they so choose, elect all of the Trustees or Directors of that Fund. Although the Funds are not required, and do not intend, to hold annual meetings of shareholders, such meetings may be called by each Fund's Board at its discretion, or upon demand by the holders of 10% or more of the outstanding shares of the Fund for the purpose of electing or removing Trustees or Directors. Shareholders may receive assistance in communicating with other shareholders in connection with the election or removal of Trustees or Directors pursuant to the provisions of Section 16(c) of the Investment Company Act.